FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

4 May 2022

HSBC HOLDINGS PLC
NOTICE OF REDEMPTION AND CANCELLATION OF LISTING

To the holders of:
SGD1,000,000,000 4.70% Perpetual Subordinated Contingent Convertible Securities
ISIN Code: XS1624509300
(the 'Securities')

Pursuant to Condition 6(c) of the terms and conditions of the Securities and paragraph 16 of the pricing supplement dated 6 June 2017 relating to the Securities (the 'Pricing Supplement'), notice is hereby irrevocably given to the holders of the Securities (the 'Securityholders') that on the Resettable Security Interest Payment Date (as defined in the Pricing Supplement) falling on 8 June 2022 (the 'Redemption Date') HSBC Holdings plc will exercise its option to redeem all of the outstanding Securities at SGD250,000 per Calculation Amount (as defined in the Pricing Supplement), together with accrued but unpaid interest from (and including) the Resettable Security Interest Payment Date falling on 8 December 2021 to (but excluding) the Redemption Date.

Securityholders should look to the relevant clearing systems through which their Securities are held for repayment.

The listing of the Securities on the Official List of the Irish Stock Exchange plc, trading as Euronext Dublin, and the admission of the Securities to trading on its Global Exchange Market will be cancelled on, or shortly after, 9 June 2022.

Investor enquiries to:
Greg Case                    +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:
Ankit Patel                    +44 (0) 20 7991 9813                 ankit.patel@hsbc.com

Notes to editors:

1. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$3,022bn at 31 March 2022, HSBC is one of the world's largest banking and financial services organisations.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer† , José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Ewen Stevenson and Jackson Tai†.

* Non-executive Group Chairman
† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 4 May 2022